UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2025

Ugur Sahin
Chief Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz
Germany

Re: BioNTech SE
Registration Statement on Form F-4
Filed August 11, 2025
File No. 333-289468

Dear Ugur Sahin:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2025 letter.

Registration Statement on Form F-4

How will untendered CureVac shares be affected after the offer?, page 5

1. Refer to comment 3 in our prior comment letter. We note the revised disclosure here that "CureVac shareholders who do not participate in the offer, including in the subsequent offering period, will receive in the post-offer reorganization consideration consistent with what such shareholder would have received had it participated in the offer..." Revise here and elsewhere in the prospectus where similar disclosure appears, to clarify whether shareholders who do not tender will receive the exact same consideration as they would have in the offer, including the form of consideration.

When will BioNTech ADSs be delivered?, page 6

2. In this section, provide an estimate of how long it will take to issue the acquiror's securities in payment for tendered shares.

The Post-Offer Reorganization and the New Topco U.S. Tax Election, page 17

3. Refer to the new disclosure in the last paragraph of this section, on page 18 of the prospectus. Revise to explain how a shareholder who does not tender into the offer can demonstrate that such shareholder is entitled to avoid Dutch dividend withholding tax.

Other Regulatory Approvals, page 20

4. We note the new disclosure in this section that the offer is being "notified" under EU regulations relating to foreign subsidiaries for "distorting the internal market" and that the completion of the offer is subject to expiration of the assessment period or clearance by the European Commission. The disclosure in the first paragraph of the section entitled "Conditions to Closing of the Offer" on page 112 states that all conditions must be satisfied as of the "scheduled expiration time." Please confirm in your response letter that the regulatory approval discussed here must be satisfied as of expiration.

Risks Related to the Offer, page 27

5. At the top of page 29, we note the new disclosure that the exchange of CureVac's shares for BioNTech ADSs could be subject to German withholding. Please describe when the determination of whether German withholding applies will be made.

Foreign Jurisdictions, page 63

6. Refer to comment 1 in our prior comment letter and your response, including the revised disclosure here. While we agree that an offer need not be made into jurisdictions where to do so violates local law, we are not clear from your response and revised disclosure whether all CureVac shareholders will be able to participate in this offer. Please revise or advise.

Material German Tax Considerations
Cancellation
Withholding Tax, page 77

7. We note your disclosure here that "the receipt of cash in lieu of fractional BioNTech ADSs would generally be subject to German withholding tax at a rate of 25% plus solidarity surcharge of 5.5%, resulting in an aggregate withholding tax of 26.375% (plus church tax, if any)." We also note your risk factor disclosure on page 29 that "New Topco does not intend to withhold German withholding tax from the cancellation consideration." Please revise your disclosures to clarify whether the cancellation consideration is subject to the German withholding tax or whether there is conflicting authority or significant doubt about the tax consequences of the transaction. Refer to Staff Legal Bulletin No. 19 and, as applicable, provide a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise.

Please contact Christina Chalk at 202-551-3263 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew T. Gehl